FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended September 30, 2007

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its financial statements for the quarter ended September 30, 2007.

Clinical results from Nymox’s studies of NX-1207 for benign prostatic hyperplasia (BPH) were presented at the South Central American Urological Association Meeting in Colorado Springs on September 8, at the New England Section of the American Urological Association Meeting in Boston on September 28, the Mid-Atlantic Section of the American Urological Association Meeting in Bermuda on October 20 and at the meeting of the Western Section of the American Urological Association (AUA) held in Scottsdale, Arizona on October 30. The individual papers were authored by leading clinical research investigators participating in the U.S. clinical trials of NX-1207.

The Company has completed a series of studies of the safety and efficacy of NX-1207 for BPH, including two Phase 1-2 studies and a Phase 2 study as well as several follow-up studies of patients for up to 3 ½ years after NX-1207 treatment. The Company’s recently completed prospective randomized placebo controlled Phase 2 U.S. study confirmed the positive efficacy and safety results for NX-1207 from earlier studies. After 3 months, patients treated with NX-1207 had a mean improvement of 9.35 points in AUA Symptom Score values, the standard scale used to evaluate BPH drugs and treatments. This improvement was significantly greater than the 3.5 to 5 points typically reported for currently approved drugs for BPH. The results of the trial demonstrated the excellent safety and side effect profile of NX-1207. In particular, patients given NX-1207 had no (0%) significant sexual side effects. Follow-up studies have provided data showing that NX-1207 can provide enduring benefits of up to 42 months or more following treatment.

The AUA Symptom Score is a standardized and widely accepted questionnaire used to assess the severity of BPH symptoms and the efficacy of treatments for BPH. The AUA Score consists of seven questions relating to frequency of problems with urination such as urgency, starting and stopping, straining, poor flow rate, incomplete emptying of the bladder and getting up at night to urinate (nocturia). The patient scores the frequency of each problem on a scale of 0 (not at all) to 5 (almost always). The resulting AUA Symptom Score ranges from 0 points (no symptoms) to 35 points (severe). A score of 8 points or more indicates moderate to severe symptoms warranting consideration of treatment options. BPH is a common disorder of older men, afflicting approximately half of men over age 50 and close to 90% of men by age 80. The disorder causes difficulties with urination associated with aging, such as urination at night, urge to void frequently, hesitancy, weak stream, and other problems.

On September 18, Nymox announced the publication of an independent study reporting positive data on the accuracy and usefulness of the Company’s Saliva NicAlert™ test for tobacco exposure in a family practice setting. The paper, “Validation of Self-Reported Smoking Status Using Saliva Cotinine: A Rapid Semiquantitative Dipstick Method,” (Cancer Epidemiol Biomarkers Prev. Sep 2007;16:1858-62) is published in the peer-reviewed journal Cancer Epidemiology Biomarkers & Prevention, published by the American Association for Cancer Research (AACR) and is co-authored by principal investigators, Dr. Norman J. Montalto and Dr. Wayne O. Wells, both physicians with long-standing interest and expertise in the field of tobacco use and dependency. The studies involved 172 patients aged 6 to 80 at family practice medical clinics supervised by Dr. Montalto and Dr. Wells. On August 29, an important study published in Neurology (August 2007;69;878-885) found evidence showing an association between statin use and a lower risk of neuropathologic changes in the brain associated with Alzheimer’s disease. Researchers found that the brains of statin users showed significantly less risk of having the typical signs of Alzheimer’s disease than nonusers, including a more than twofold reduction in the risk of having one of the major hallmarks of AD (neurofibrillary tangles). Nymox holds U.S. and global patent rights for the use of statin drugs for the prevention and treatment of AD, including for patients at risk for AD because of vascular-related risk factors or disease.

We wish to thank our over 4,000 Nymox shareholders for your continued strong support. The Nymox team is working diligently to advance our many projects. We confidently look forward to the important next stages ahead for the Company.

/s/ Paul Averback, MD
Paul Averback MD
President

November 13, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion, which reflects our expectations as of November 9, 2007, should be read in conjunction with the consolidated financial statements of the Company for the period ending September 30, 2007.

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 has shown positive results in Phase 1 and 2 clinical trials in the U.S. The Company successfully completed a 43 site randomized prospective placebo controlled U.S. clinical trial of NX-1207, which showed statistically significant efficacy and a good safety profile. The Company is developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed distribution deals for AlzheimAlert™ with several companies in Europe. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals. Additional information about the Company can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile above for a discussion of the Company’s research and development projects and its product pipeline. We refer to the Risk Factors section of our 20F filed on EDGAR and of our Annual Information Form filed on SEDAR for a discussion of the management and investment issues that affect the Company and our industry. The risk factors that could have an impact on the Company’s financial results are summarized as follows:

It is Uncertain When, if Ever, We Will Make a Profit
We May Not Be Able to Raise Enough Capital to Develop and Market Our Products
We Face Challenges in Developing, Manufacturing and Improving Our Products
Our Products and Services May Not Receive Necessary Regulatory Approvals
We Face Significant and Growing Competition
We May Not Be Able to Successfully Market Our Products
Protecting Our Patents and Proprietary Information is Costly and Difficult
We Face Changing Market Conditions
Health Care Plans May Not Cover or Adequately Pay for our Products and Services
We Face Potential Losses Due to Foreign Currency Exchange Risks

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgment.

The consolidated financial statements of the Company have been prepared under Canadian generally accepted accounting principles (see Basis of Presentation — Note 1 (a)), and include a reconciliation to accounting principles generally accepted in the United States (see Canadian/US reporting differences – Note 3 (b) (ii). The Company’s functional and reporting currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

Property and equipment and intellectual property rights acquired are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its recoverable value. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property, equipment or intellectual property rights acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations.

Valuation of Future Income Tax Assets

Management judgment is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $13.5 million as of December 31, 2006, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Capital Resources

The Company has no binding commitments for the purchase of property, equipment, patents or intellectual property.

Transactions with Related Parties

The Company has no transactions with related parties.

Third Quarter

There have been no material adjustments, extraordinary items nor dispositions of business segments during the period.

Results of Operations

Nine Months Ended September 30	2007	2006	2005
Total Revenues	$296,304	$358,186	$319,755

Net Loss	$(3,983,554)	$(3,658,700)	$(2,763,440)

Loss per share (basic & diluted)	$(0.14)	$(0.13)	$(0.11)

Total Assets	$4,291,825	$3,731,216	$3,754,040

Quarterly Results	Q3 - 2007	Q2 - 2007	Q1 - 2007	Q4 - 2006
Total Revenues	$70,226	$87,412	$138,666	$84,675

Net Loss	$(1,386,084)	$(1,464,950)	$(1,132,520)	$(1,234,985)

Loss per share (basic & diluted)	$(0.05)	$(0.05)	$(0.04)	$(0.04)

	Q3 - 2006	Q2 - 2006	Q1 - 2006	Q4 - 2005
Total Revenues	$141,817	$120,360	$96,009	$106,527

Net Loss	$(1,238,833)	$(1,360,621)	$(1,059,246)	$(821,088)

Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.04)	$(0.03)

All amounts are in U.S. dollars.

Results of Operations – Q3 2007 compared to Q3 2006

Net losses were $1,386,084, or $0.05 per share, for the three months and $3,983,554, or $0.14 per share for the nine months ended September 30, 2007, compared to $1,238,833, or $0.04 per share, for the three months and $3,658,700, or $0.13 per share, for the nine months ended September 30, 2006. The increase in net losses is attributable to management’s decision to increase expenditures in general research and development of products in the Company’s pipeline and due to increased stock compensation expenses relating to option grants in 2007. The weighted average number of common shares outstanding for the quarter ended September 30, 2007 was 29,182,571 compared to 27,789,196 for the same period in 2006.

Revenues

Revenues from sales amounted to $62,132 for the three months and $277,921 for the nine months ended September 30, 2007, compared with $141,013 for the three months and $353,962 for the nine months ended September 30, 2006. The variance for the quarter and year to date is due to decreases in the sales of products in 2007 compared to 2006 (AlzheimAlert decrease of 43.4% and NicAlert/TobacAlert decrease of 19.6%). The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Company at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Company expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

Research and Development

Research and development expenditures were $619,540 for the three months and $2,077,034 for the nine months ended September 30, 2007, compared with $597,496 for the three months and $1,893,216 for the nine months ended September 30, 2006. Management’s decision to increase expenditures in 2007 relating to general research on therapeutic candidates in the Company pipeline explains the increase for the quarter and year-to-date. For the first nine months of 2007, research tax credits amounted to $65,196 compared to $5,114 in 2006 as a result of additional expenditures claimed for refundable tax credits in 2007 compared to 2006. The Company expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures amounted to $47,141 for the three months and $169,878 for the nine months ended September 30, 2007, compared with $56,005 for the three months and $169,540 for the nine months ended September 30, 2006. Expenditures for the quarter are down compared to last year, due to a timing difference in advertising expenditures. Expenditures year-to-date in 2007 are stable compared to the same period in 2006. The Company expects that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses amounted to $283,168 for the three months and $723,037 for the nine months ended September 30, 2007, compared with $244,234 for the three months and $761,673 for the nine months ended September 30, 2006. The increase for the quarter is due to higher professional fees relating to Sarbanes-Oxley compliance. The decrease for the year-to-date is due to management’s decision to lower expenditures on shareholder relations (decrease 56.2%) and on director’s and officer’s liability insurance (decrease 28.5%). The Company expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based Compensation

The CICA amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. In the first quarter of 2007, 10,000 fully-vested options were granted to a consultant. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $33,960, was recorded in the first quarter. In the third quarter of 2007, 40,000 fully-vested options were granted to directors of the Company. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $146,360, was recorded in the third quarter. In each quarter of 2007, stock-based compensation costs were recorded of $204,680 (total $614,040 to date in 2007) for the 3,565,500 options granted in 2006 which vest quarterly over six years, and of $4,055 (total $12,165 to date in 2007) for the 50,000 options granted in 2003 which vested annually over four years.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 72% of 2007 expenses (75% in 2006) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2007 or 2006.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $21,211 per month.

Contractual Obligations	Total	Current	2-4 years	5 years +
Rent	$733,386	$245,534	$487,852	$0

Operating Leases	$43,945	$18,350	$25,595	$0

Total Contractual Obligations	$777,331	$263,884	$513,447	$0

Results of Operations – Q3 2006 compared to Q3 2005

Net losses were $1,238,833, or $0.04 per share, for the three months and $3,658,700, or $0.13 per share for the nine months ended September 30, 2006, compared to $958,464, or $0.04 per share, for the three months and $2,763,440, or $0.11 per share, for the nine months ended September 30, 2005. The increase in net losses is attributable to stock-based compensation costs relating to an increase in grants of stock options in 2006 in comparison to 2005 and to an increase in expenditures in 2006 relating to moving the Company’s NX-1207 candidate through clinical trials. The weighted average number of common shares outstanding for the quarter ended September 30, 2006 was 27,789,196 compared to 25,909,567 for the same period in 2005.

Revenues

Revenues from sales amounted to $141,013 for the three months and $353,962 for the nine months ended September 30, 2006, compared with $100,110 for the three months and $318,424 for the nine months ended September 30, 2005. A large order of NicAlert by one client accounted for the increase of 13.4 % for the quarter and year-to-date in 2006 compared to the same periods in 2005.

Research and Development

Research and development expenditures were $597,496 for the three months and $1,893,216 for the nine months ended September 30, 2006, compared with $521,816 for the three months and $1,481,115 for the nine months ended September 30, 2005. Increased expenses relating to moving the Company’s NX-1207 product candidate through clinical trials explains the increase. For the first nine months of 2006, research tax credits amounted to $5,114 compared to $3,300 in 2005.

Marketing Expenses

Marketing expenditures amounted to $56,005 for the three months and $169,540 for the nine months ended September 30, 2006, compared with $76,083 for the three months and $192,607 for the nine months ended September 30, 2005. Management’s decision to lower expenditures on publicity accounts for the reduction.

Administrative Expenses

General and administrative expenses amounted to $244,234 for the three months and $761,673 for the nine months ended September 30, 2006, compared with $297,649 for the three months and $908,949 for the nine months ended September 30, 2005, due to management’s decision to lower expenditures in many areas such as salaries (decrease of 24.3%), insurance (decrease of 36.3%) and shareholder relations (decrease of 15.9%).

Stock-based Compensation

The CICA amended Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. In the second quarter of 2006, 200,000 fully-vested options were granted, in replacement of an equal number of options which had expired, to option holders still associated with the Company. Under the fair value based method, the stock-based compensation cost of this grant, amounting to $338,400, was recorded in the second quarter. In the third quarter of 2006, 3,565,500 options were granted to directors and employees of the Company, of which 194,250 were vested. Under the fair value based method, the stock-based compensation cost recorded in the third quarter for these options was $278,008.

Recent Accounting Pronouncements

Financial instruments:

On January 1, 2007, the Corporation adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, CICA Handbook Section 3862, Financial Instruments — Disclosures, and CICA Handbook Section 3865, Hedges. The adoption of these standards did not have a material effect on its financial statements.

Accounting for uncertainty in income taxes:

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. This FASB interpretation is effective for the Company beginning January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s financial condition or results of operation.

Fair value measurements:

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect the adoption of SFAS No. 157 to materially impact its financial statements.

Financial Position

Liquidity and Capital Resources

As of September 30, 2007, cash totaled $344,210 and receivables including tax credits totaled $107,154. In November 2006, the Corporation signed a new common stock private purchase agreement, whereby an investor is committed to purchase up to $13 million of the Corporation’s common shares over a twenty-four month period commencing November 13, 2006. As at September 30, 2007, nine drawings were made under this purchase agreement, for total proceeds of $5,050,000. On December 6, 2006, 29,499 common shares were issued at a price of $3.39 per share. On December 13, 2006, 56,818 common shares were issued at a price of $3.52 per share. On December 20, 2006, 91,185 common shares were issued at a price of $3.29 per share. On January 24, 2007, 121,294 common shares were issued at a price of $3.71 per share. On February 14, 2007, 181,087 common shares were issued at a price of $4.97 per share. On March 26, 2007, 67,869 common shares were issued at a price of $5.89 per share. On April 26, 2007, 97,276 common shares were issued at a price of $5.14 per share. On May 9, 2007, 286,145 common shares were issued at a price of $6.64 per share. On September 6, 2007, 57,582 common shares were issued at a price of $5.21 per share.

At September 30, 2007, the Company can draw down a further $7,950,000 over the remaining 14 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

Subsequent to September 30, 2007, the Company made an additional draw-down and issued 77,042 common shares at a price of $6.49 per share.

As of November 9, 2007, there were 29,301,548 common shares of Nymox issued and outstanding. In addition, 4,823,500 share options are outstanding, of which 2,007,250 are currently vested. There are no warrants outstanding.

This message contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the Securities and Exchange Commission and other regulatory authorities.

kpmg

Consolidated Financial Statements of (Unaudited)

NYMOX PHARMACEUTICAL CORPORATION

Periods ended September 30, 2007, 2006 and 2005

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2007, 2006 and 2005

Financial Statements

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets
(Unaudited)

September 30, 2007, with comparative figures as at December 31, 2006
(in US dollars)

	September 30, 2007	December 31, 2006
	(Audited)
Assets
Current assets:
Cash and cash equivalents	$344,210	$235,124
Accounts receivable	55,363	46,307
Research tax credits receivable	51,791	53,618
Inventories	39,700	44,145

	491,064	379,194
Long-term security deposit	26,994	35,993
Long-term receivables	70,000	70,000
Property and equipment	19,035	7,839
Patents and intellectual property	3,684,732	3,477,819

	$4,291,825	$3,970,845

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$858,751	$1,430,987
Accrued liabilities	191,264	158,801
Deferred lease inducement	9,623	9,623
Notes payable	--	500,000
Deferred revenue	5,000	15,907

	1,064,638	2,115,318
Long-term deferred revenue	--	3,333
Deferred lease inducement	18,444	25,661
Non-controlling interest	800,000	800,000
Shareholders’ equity:
Share capital	49,255,147	44,443,350
Additional paid-in capital	2,269,246	1,463,833
Deficit	(49,115,650)	(44,880,650)

	2,408,743	1,026,533
Contingency (note 5)
Subsequent event (note 6)

	$4,291,825	$3,970,845

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations
(Unaudited)

Periods ended September 30, 2007, 2006 and 2005
(in US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	2005	2007	2006	2005
Revenue:
Sales	$62,132	$141,013	$100,110	$277,921	$353,962	$318,424
Interest	8,094	804	647	18,383	4,224	1,331

	70,226	141,817	100,757	296,304	358,186	319,755
Expenses:
Research and
development	619,540	597,496	521,816	2,077,034	1,893,216	1,481,115
Less investment tax
credits	(30,281)	--	(1,125)	(65,196)	(5,114)	(3,300)

	589,259	597,496	520,691	2,011,838	1,888,102	1,477,815
General and
administrative	283,168	244,234	297,649	723,037	761,673	908,949
Depreciation and
amortization	126,982	113,416	108,577	375,554	336,149	317,107
Marketing	47,141	56,005	76,083	169,878	169,540	192,607
Stock-based
compensation
(note 2)	355,095	282,063	4,055	806,525	628,573	12,165
Cost of sales	53,019	74,198	42,109	175,389	188,905	141,696
Interest and bank
charges	1,646	13,238	10,057	17,637	43,944	32,856

	1,456,310	1,380,650	1,059,221	4,279,858	4,016,886	3,083,195

Net loss	$(1,386,084)	$(1,238,833)	$(958,464)	$(3,983,554)	$(3,658,700)	$(2,763,440)

Loss per share (basic
and diluted)	$(0.05)	$(0.04)	$(0.04)	$(0.14)	$(0.13)	$(0.11)

Weighted average
number of common
shares outstanding
Basic	29,182,571	27,789,196	25,909,567	28,901,758	27,482,960	25,905,057

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statement of Shareholders’ Equity
(Unaudited)

Period ended September 30, 2007
(in US dollars)

	Share capital		Additional paid-in
	Number	Dollars	capital	Deficit	Total
Balance, December 31, 2006	28,322,253	$44,443,350	$1,463,833	$(44,880,650)	$1,026,533
Issuance of share capital	811,253	4,450,000	--	--	4,450,000
Share issue costs	--	--	--	(251,446)	(251,446)
Exercise of stock options:
Cash	91,000	360,685	--	--	360,685
Ascribed value	--	1,112	(1,112)	--	--

	91,000	361,797	(1,112)	--	360,685
Stock-based compensation			806,525		806,525
Net loss				(3,983,554)	(3,983,554)

Balance, September 30, 2007	29,224,506	$49,255,147	$2,269,246	$(49,115,650)	$2,408,743

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

Periods ended September 30, 2007, 2006 and 2005
(in US dollars)

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	2005	2007	2006	2005
Cash flows from operating
activities:
Net loss	$(1,386,084)	$(1,238,833)	$(958,464)	$(3,983,554)	$(3,658,700)	$(2,763,440)
Adjustments for:
Depreciation and
amortization	126,982	113,416	108,577	375,554	336,149	317,107
Stock-based
compensation	355,095	282,063	4,055	806,525	628,573	12,165
Net change in operating
assets and liabilities	93,659	337,008	111,604	(282,473)	(383,925)	513,222

	(810,348)	(506,346)	(734,228)	(3,083,948)	(3,077,903)	(1,920,946)
Cash flows from financing
activities:
Proceeds from issuance
of share capital	300,000	600,000	895,000	4,810,685	3,550,000	2,385,000
Share issue costs	(15,000)	(34,205)	(37,088)	(251,446)	(203,877)	(119,856)
Repayment of notes
payable	--	--	--	(500,000)	--	(100,000)
Proceeds from issuance
of notes payable	--	96,491	--	--	96,491	--

	285,000	662,286	857,912	4,059,239	3,442,614	2,165,144
Cash flows from investing
activities:
Additions to property
and equipment and
intangibles	(116,123)	(35,043)	(44,559)	(866,205)	(272,888)	(540,556)

Net increase (decrease)
in cash	(641,471)	120,897	79,125	109,086	91,823	(296,358)
Cash, beginning of period	985,681	122,402	154,159	235,124	151,476	529,642

Cash, end of period	$344,210	$243,299	$233,284	$344,210	$243,299	$233,284

Supplemental disclosure to
statements of cash flows:
(a) Interest paid	$--	$11,445	$7,959	$12,362	$38,173	$23,456
(b) Non-cash
transactions:
Acquisition of
property
and equipment,
patents and
intellectual
property included
in accounts payable
and accrued
liabilities	110,430	13,742	53,196	371,537	374,616	217,709

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)

Periods ended September 30, 2007, 2006 and 2005
(in US dollars)

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the aging population. The Corporation is currently marketing AlzheimAlert™, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlert™ and TobacAlert™, tests that use urine or saliva to detect the use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli 0157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

1.	Basis of presentation:

(a)	Interim financial statements:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles. The unaudited consolidated balance sheet as at September 30, 2007, the unaudited consolidated statement of shareholders’ equity for the nine-month period ended September 30, 2007 and the unaudited consolidated statements of operations and cash flows for the three-month and nine-month periods ended September 30, 2007, 2006 and 2005 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. The results for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of application as described in note 2 of the annual consolidated financial statements for the year ended December 31, 2006, except as described below. The interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Corporation as at and for the year ended December 31, 2006.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2007, 2006 and 2005
(in US dollars)

1.	Basis of presentation (continued):

(b)	Changes in accounting policies:

Effective with the commencement of its 2007 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments — Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income, but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair market value, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

The standards also require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

As a result of the adoption of these standards, the Company has classified its accounts receivable as “loans and receivables”, and its accounts payable, accrued liabilities and notes payable as “other financial liabilities”. These classifications had no impact on the Company’s financial position or results of operations. In addition, the adoption of standards of Sections 1530, 3251, 3855 and 3861 had no impact on the financial statements for the period ended September 30, 2007.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2007, 2006 and 2005
(in US dollars)

2.	Share capital:

(a)	Common Stock Private Purchase Agreement:

In November 2006, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that establishes the terms and conditions for the purchase of common shares by the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $13 million of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In the nine-month period ended September 30, 2007, the Corporation issued 811,253 common shares to the Purchaser for aggregate proceeds of $4,450,000 under the agreement. At September 30, 2007, the Corporation can require the Purchaser to purchase up to $7,950,000 of common shares over the remaining 13 months of the agreement.

(b)	Stock-based compensation:

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	2005	2007	2006	2005
Stock-based compensation
pertaining to
general and
administrative	$167,000	$86,400	$--	$208,280	$340,200	$--
Stock-based compensation
pertaining to
marketing	7,495	7,495	4,055	22,485	100,205	12,165
Stock-based compensation
pertaining to
research and
development	180,600	188,168	--	575,760	188,168	--

	$355,095	$282,063	$4,055	$806,525	$628,573	$12,165

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2007, 2006 and 2005
(in US dollars)

2.	Share capital (continued):

(c)	Stock option plan:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. On June 21, 2007, the shareholders approved a resolution to increase the maximum number of shares which may be optioned under the stock option plan from 2,500,000 to 5,500,000 and increase the maximum number of shares which may be optioned to any one individual from 5% to 15% of the total issued and outstanding common shares. In addition, the grant of 2,965,000 options to senior executives at an exercise price of $3 per share in August 2006, contingent on the approval of the above resolution, became effective. Options under the Plan expire ten years after the grant and vest either immediately or over periods up to five years.

The following table provides the activity of stock option awards during the period and for options outstanding and exercisable at the end of the period, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represented the pre-tax intrinsic value based on the Company’s closing stock price at September 30, 2007 of $5.87, which would have been received by option holders had they exercised their options at that date.

	Options outstanding				Non-vested options
	Number	Weighted average exercise price	Weighted average years to expiration	Aggregate intrinsic value	Number	Weighted average grant date fair value
Outstanding,
December 31, 2006	5,167,000	$3.17			3,272,500		$3.00
Exercised	(91,000)	3.96			--		--
Granted	50,000	5.86			--		--
Expired	(302,500)	4.46			--		--
Vested	--	--			(456,250)		3.02

Outstanding,
September 30, 2007	4,823,500	$3.11	8.1	$13,371,985	2,816,250		$3.00

Options exercisable	2,007,250	$3.26	6.9	$5,289,348	N/A	$	N/A

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2007, 2006 and 2005
(in US dollars)

2.	Share capital (continued):

(c)	Stock option plan (continued):

At September 30, 2007, the unrecognized compensation cost related to non-vested awards was $3,892,975 and the remaining weighted average recognition period is approximately 57 months.

The fair value of the options granted during the period was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate	4.23%	4.26%	--
Expected volatility	70.83%	68.21%	--
Expected life in years	5	5	--
Dividend yield	0%	0%	--

The grant-date fair value of options granted during the period ended September 30, 2007 was $3.53 per share (2006 — $1.46 per share).

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2007, 2006 and 2005
(in US dollars)

3.	Canadian/US reporting differences:

(a)	Consolidated statements of operations:

The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	Three months ended September 30,			Nine months ended September 30,
	2007	2006	2005	2007	2006	2005
Net loss, Canadian
GAAP	$(1,386,084)	$(1,238,833)	$(958,464)	$(3,983,554)	$(3,658,700)	$(2,763,440)
Stock-based
compensation -
options granted to
non-employees (i)	--	--	(10,285)	--	--	(30,855)
Stock-based
compensation -
options granted to
employees (i)	--	--	4,055	--	--	12,165

Net loss,
U.S. GAAP	$(1,386,084)	$(1,238,833)	$(964,694)	$(3,983,554)	$(3,658,700)	$(2,782,130)

Loss per share,
U.S. GAAP	$(0.05)	$(0.04)	$(0.04)	$(0.14)	$(0.13)	$(0.11)

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

	September 30, 2007	December 31, 2006
Shareholders’ equity, Canadian GAAP	$2,408,743	$1,026,533
Adjustments:
Stock-based compensation - options
granted to non-employees (i):
Cumulative compensation
expense	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706
Change in reporting currency (ii)	(62,672)	(62,672)

	(10,109)	(10,109)

Shareholders’ equity, U.S. GAAP	$2,398,634	$1,016,424

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2007, 2006 and 2005
(in US dollars)

3.	Canadian/US reporting differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	Stock-based compensation:

For US GAAP purposes, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No-123R, Share-Based Payments, on January 1, 2006, which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide services. The Corporation adopted SFAS 123R using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006 and to all awards for which the requisite service has not been rendered at such date.

Previously, the Corporation elected to follow the intrinsic value method of accounting under ABP 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date.

For Canadian GAAP purposes, the Corporation uses the fair value method of accounting for stock options granted to employees after January 1, 2004.

(ii)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued
(Unaudited)

Periods ended September 30, 2007, 2006 and 2005
(in US dollars)

4.	Segment disclosures:

Geographic segment information is as follows:

	Canada	United States	Europe and other
Revenues:
2007	$23,450	$228,297	$44,557
2006	19,048	279,661	59,477
2005	39,197	280,558	--
Net loss:
2007	(3,499,166)	(484,388)	--
2006	(3,182,918)	(475,782)	--
2005	(2,354,991)	(408,449)	--
Property and equipment, patents
and intellectual property:
September 30, 2007	3,449,260	254,507	--
December 31, 2006	3,229,093	256,565	--

5.	Contingency:

In 2005 and 2006, the Corporation received proposed notices of assessments relating to its 2001, 2002 and 2003 taxation years from the Canadian taxation authorities reducing the Corporation’s claim for research and development tax credits in those taxation years. The reductions include refundable tax credits totaling $66,864, which were previously received by the Corporation, and non-refundable tax credits totaling $122,121, which are available to reduce future federal income taxes payable over the carryforward period to 2013. The non-refundable credits were not previously recognized for financial statement purposes. The Corporation has filed a notice of objection to the assessments with the taxation authorities since it believes it meets the criteria for claiming the tax credits and that the taxation authorities erred in their assessments. The Corporation has not recorded a provision for this matter.

6.	Subsequent event:

On October 11, 2007, the Corporation issued 77,042 common shares for aggregate proceeds of $500,000 under the Common Stock Private Purchase Agreement referred to in note 2 (a).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)
By: /s/ Paul Averback
Paul Averback
President and Chief Executive Officer

Date: November 13, 2007